UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Tufco Technologies, Inc.

(Name of Subject Company)

Tufco Technologies, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

James F. Robinson

Director, President and Chief Executive Officer

P.O. Box 23500

Green Bay, WI 54305-3500

(902) 336-0054

With copies to:

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (“Amendment No. 5”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2014, amends and supplements the Schedule 14D-9 filed with the SEC on January 9, 2014, and subsequently amended by Amendment No. 1 on January 21, 2014, Amendment No. 2 on January 29, 2014, Amendment No. 3 on February 7, 2014 and Amendment No. 4 on February 14, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Tufco Technologies, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Tufco Holdings, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 9, 2014 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”) at a purchase price of $6.07 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last section under Item 8:

“Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, on February 21, 2014. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”) has advised Purchaser that, as of the expiration of the Offer, a total of 3,637,342 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 84.41% of the outstanding Shares. Additionally, the Depositary has advised Purchaser that an additional 2,400 Shares had been tendered by notice of guaranteed delivery. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered into the Offer and not properly withdrawn.

As a result of its acceptance of the Shares tendered in the Offer and given that it was determined that Section 251(h) of the DGCL is applicable to the Merger, Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Purchaser and the Company expect to effect the Merger as promptly as practicable. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares then held by the Company, Parent or Purchaser, all of which will be canceled and retired without any consideration in exchange therefor, and (ii) Shares that are held by stockholders of the Company who properly exercise their appraisal rights under Section 262 of the DGCL, will be converted automatically into and will represent the right to receive an amount of cash equal to the Offer Price. All Shares that will be converted into the right to receive the Offer Price pursuant to the Merger will be cancelled and will cease to exist. Parent intends to cause all Shares to be promptly delisted from the NASDAQ Capital Market and deregistered under the Exchange Act.

On February 24, 2014, Griffin Holdings issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(10) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(a)(10)	Press Release issued by Griffin Holdings, dated February 24, 2014 announcing the expiration and the results of the tender offer (incorporated by reference to Exhibit (a)(5)(3) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule 14D-9 is true, complete and correct.

TUFCO TECHNOLOGIES, INC.

Dated: February 24, 2014	By:	/s/ James F. Robinson
	Name:	James F. Robinson
	Title:	President and Chief Executive Officer

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